Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Nine Months Ended September 30,			Years Ended December 31,
	2009		2008	2008		2007	2006	2005		2004
Earnings:
Pre-tax (loss) income	$(1,712,135)		$256,863	$(533,005)		$86,035	$189,098	$(25,697)		$9,246
Fixed charges	175,517		108,219	156,713		133,474	89,086	25,795		3,269

Total earnings	$(1,536,618)		$365,082	$(376,292)		$219,509	$278,184	$98		$12,515

Fixed charges:
Interest expense and amortization of finance costs	$174,270		$107,233	$155,361		$132,264	$88,414	$25,551		$3,178
Rental expense representative of interest factor	1,247		986	1,352		1,210	672	244		91

Total fixed charges	$175,517		$108,219	$156,713		$133,474	$89,086	$25,795		$3,269

Ratio of earnings to fixed charges	—	(1)	3.4	—	(2)	1.6	3.1	—	(3)	3.8

Total fixed charges	$175,517		$108,219	$156,713		$133,474	$89,086	$25,795		$3,269
Pre-tax preferred dividend requirements	—		—	—		—	352	680		507

Total fixed charges plus preference dividends	$175,517		$108,219	$156,713		$133,474	$89,438	$26,475		$3,776

Ratio of earnings to combined fixed charges and preference dividends	—	(1)	3.4	—	(2)	1.6	3.1	—	(4)	3.3

(1)	Due to the Company’s loss for the nine months ended September 30, 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.7 billion to achieve a coverage ratio of 1:1
(2)	Due to the Company’s loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $533.0 million to achieve a coverage ratio of 1:1.
(3)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.
(4)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.